                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (AMENDMENT NO. 1)(1)

                                 FOOTSTAR, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    344912100
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                                 (CUSIP Number)

                                December 31, 2005
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             (Date of Event Which Requires Filing of this Statement)
                                 --------------

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

         / /      Rule 13d-1(b)

         /x/      Rule 13d-1(c)

         / /      Rule 13d-1(d)

--------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information  required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

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CUSIP No. 344912100                   13G                    Page 2 of 10 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                Couchman Partners, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

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     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                     British Virgin Islands
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 NUMBER OF         5      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    557,600 shares
 OWNED BY      -----------------------------------------------------------------
   EACH             6      SHARED VOTING POWER
 REPORTING
PERSON WITH                     0 shares
               -----------------------------------------------------------------
                   7      SOLE DISPOSITIVE POWER

                                557,600 shares
               -----------------------------------------------------------------
                   8      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON

                     557,600 shares
--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     2.7%
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 344912100                   13G                    Page 3 of 10 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                               Couchman Capital Services LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
 NUMBER OF         5      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    557,600 shares
 OWNED BY      -----------------------------------------------------------------
   EACH             6      SHARED VOTING POWER
 REPORTING
PERSON WITH                     0 shares
               -----------------------------------------------------------------
                   7      SOLE DISPOSITIVE POWER

                                557,600 shares
               -----------------------------------------------------------------
                   8      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON

                     557,600 shares
--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     2.7%
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 344912100                   13G                    Page 4 of 10 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                               Jonathan Couchman
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         5      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    957,600 shares
 OWNED BY      -----------------------------------------------------------------
   EACH             6      SHARED VOTING POWER
 REPORTING
PERSON WITH                     0 shares
               -----------------------------------------------------------------
                   7      SOLE DISPOSITIVE POWER

                                957,600 shares
               -----------------------------------------------------------------
                   8      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON

                     957,600 shares
--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     4.7%
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 344912100                   13G                    Page 5 of 10 Pages
----------------------                                    ----------------------

Item 1(a).        Name of Issuer:

                  Footstar, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  933 MacArthur Boulevard
                  Mahwah, New Jersey 07430

Item 2(a).        Name of Person Filing:

                  This  statement is jointly  filed by Couchman  Partners,  L.P.
                  ("CP"),  Couchman Capital  Services LLC ("CCS"),  and Jonathan
                  Couchman (together with CP and CCS, the "Reporting  Persons").
                  Because Jonathan Couchman is the sole member of the Management
                  Board of CCS, which in turn is the general  partner of CP, the
                  Reporting Persons may be deemed, pursuant to Rule 13d-3 of the
                  Securities Exchange Act of 1934, as amended (the "Act"), to be the  beneficial  owners of all  shares of Common  Stock of the
                  Issuer  held by CP.  Couchman  Capital  LLC is no  longer  the general  partner of CP and is  therefore no longer a Reporting
                  Person. The Reporting Persons are filing this joint statement, as they may be considered a "group" under Section  13(d)(3) of the Act. However, neither the fact of this filing nor anything contained  herein  shall be deemed to be an  admission  by the
                  Reporting Persons that such a group exists.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The  principal  business  address  of CP  is  c/o  Hedge  Fund
                  Services  (BVI)  Limited,  James Frett  Building,  PO Box 761,
                  Wickhams Cay 1, Road Town,  Tortola,  British Virgin  Islands.
                  The principal  business address of CCS and Mr. Couchman is 909
                  Third Avenue, 29th floor, NY NY 10022

Item 2(c).        Citizenship:

                  CP is a British Virgin Islands limited  partnership.  CCS is a
                  Delaware limited  liability  company.  Jonathan  Couchman is a citizen of the United States of America.

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $0.01 per share

Item 2(e).        CUSIP Number:

                  344912100

Item 3.           If this  Statement  is Filed  Pursuant  to Rule  13d-1(b),  or
                  13d-2(b) or (c), Check Whether the Person Filing is a:

                  /X/   Not Applicable

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CUSIP No. 344912100                   13G                    Page 6 of 10 Pages
----------------------                                    ----------------------

         (a)      / /   Broker  or dealer  registered  under  Section  15 of the
                        Exchange Act.

         (b)      / /   Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c)      / /   Insurance  company as defined in Section 3(a)(19) of the
                        Exchange Act.

         (d)      / /   Investment  company  registered  under  Section 8 of the
                        Investment Company Act.

         (e)      / /   An   investment   adviser   in   accordance   with  Rule
                        13d-1(b)(1)(ii)(E).

         (f)      / /   An employee benefit plan or endowment fund in accordance
                        with Rule 13d-1(b)(1)(ii)(F).

         (g)      / /   A parent holding company or control person in accordance
                        with Rule 13d-1(b)(1)(ii)(G).

         (h)      / /   A savings  association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act.

         (i)      / /   A church plan that is excluded from the definition of an
                        investment   company  under  Section   3(c)(14)  of  the
                        Investment Company Act.

         (j)      / /   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

1. CP & CCS

         (a)      Amount beneficially owned:

                  557,600 shares*

         (b)      Percent of class:

                  2.7% (based on 20,373,078  shares of Common Stock  outstanding as of September 29, 2005 as reported in the Issuer's Quarterly
                  Report on Form 10-Q filed  with the  Securities  and  Exchange
                  Commission on October 9, 2005).

         (c)      Number of shares as to which such person has:

         (i)      Sole power to vote or to direct the vote

                  557,600 shares*

         (ii)     Shared power to vote or to direct the vote

----------------------                                    ----------------------
CUSIP No. 344912100                   13G                    Page 7 of 10 Pages
----------------------                                    ----------------------

                  0 shares

         (iii)    Sole power to dispose or to direct the disposition of

                  557,600 shares*

         (iv)     Shared power to dispose or to direct the disposition of

                  0 shares

         *Represents  shares held directly by CP. CCS, as the general partner of
         CP, and Jonathan  Couchman,  as the sole member of the Management Board of CCS, may each be deemed to  beneficially  own the 557,600  shares of
         Common Stock of the Issuer held by CP.

2.   Jonathan Couchman

         (a)      Amount beneficially owned:

                  957,600 shares**

         (b)      Percent of class:

                  4.7% (based on 20,373,078  shares of Common Stock  outstanding as of September 29, 2005 as reported in the Issuer's Quarterly
                  Report on Form 10-Q filed  with the  Securities  and  Exchange
                  Commission on October 9, 2005).

         (i)      Number of shares as to which such person has:

         (ii)      Sole power to vote or to direct the vote

                  957,600 shares**

         (iii)     Shared power to vote or to direct the vote

                  0 shares

         (vi)    Sole power to dispose or to direct the disposition of

                  957,600 shares**

         (vii)   Shared power to dispose or to direct the disposition of

                  0 shares

         **Represents  shares held directly and indirectly by Jonathan Couchman.
         As the sole member of the Management  Board of CCS,  Jonathan  Couchman

----------------------                                    ----------------------
CUSIP No. 344912100                   13G                    Page 8 of 10 Pages
----------------------                                    ----------------------

         may be deemed to beneficially own the 557,600 shares of Common Stock of the Issuer held by CP. Jonathan Couchman disclaims beneficial ownership of such  shares of Common  Stock held by CP except to the extent of his pecuniary interest therein.  As of December 31, 2005, Jonathan Couchman directly  beneficially  owned  400,000  shares of  Common  Stock of the
         Issuer.

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date  hereof  the  Reporting  Person  has ceased to be the beneficial  owner of more  than five  percent  of the class of securities, check the following [x].

Item 6.           Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable

Item 7.           Identification  and  Classification  of the  Subsidiary  Which
                  Acquired the Security  Being Reported on by the Parent Holding
                  Company or Control Person.

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                  See Joint Filing Agreement attached as Exhibit A.

Item 9.           Notice of Dissolution of Group.

                  Not Applicable

Item 10.          Certifications.

                  By signing  below I certify  that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the  purpose  of or with  the  effect  of changing  or  influencing  the  control  of the  Issuer of the
                  securities   and  were  not  acquired  and  are  not  held  in
                  connection with or as a participant in any transaction  having that purpose or effect.

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CUSIP No. 344912100                   13G                    Page 9 of 10 Pages
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                                    SIGNATURE

         After reasonable  inquiry and to the best of my knowledge and belief, I certify that the information  set forth in this statement is true,  complete and correct.

Dated: February 14, 2006              COUCHMAN PARTNERS, L.P.

                                      By: Couchman Capital LLC,
                                          its general partner

                                      By: /s/ Jonathan Couchman
                                          -------------------------
                                          Jonathan Couchman
                                          Member of Management Board

                                      COUCHMAN CAPITAL LLC

                                      By: /s/ Jonathan Couchman
                                          -------------------------
                                          Jonathan Couchman
                                          Member of Management Board

                                      /s/ Jonathan Couchman
                                      -------------------------
                                      JONATHAN COUCHMAN

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CUSIP No. 344912100                   13G                    Page 10 of 10 Pages
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                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned  hereby agree that the Statement on Schedule 13G, dated
February 14, 2006, with respect to the shares of Common Stock of Footstar,  Inc.
and any further  amendments  thereto executed by each and any of the undersigned shall  be  filed  on  behalf  of  each  of the  undersigned  pursuant  to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange
Act of 1934, as amended.

         This Agreement may be executed in separate counterparts,  each of which shall be deemed an original,  but all of which shall constitute one and the same instrument.

Dated: February 14, 2006              COUCHMAN PARTNERS, L.P.

                                      By: Couchman Capital LLC,
                                          its general partner

                                      By: /s/ Jonathan Couchman
                                          -------------------------
                                          Jonathan Couchman
                                          Member of Management Board

                                      COUCHMAN CAPITAL LLC

                                      By: /s/ Jonathan Couchman
                                          -------------------------
                                          Jonathan Couchman
                                          Member of Management Board

                                      /s/ Jonathan Couchman
                                      -------------------------
                                      JONATHAN COUCHMAN